Exhibit 1.01

iRhythm Technologies Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2023 to December 31, 2023
This Conflict Minerals Report, ("Report"), of iRhythm Technologies Inc., ("the Company", “we” or “our”), for the period January 1, 2023 to December 31, 2023, ("the Reporting Period"), has been prepared pursuant to Rule 13p-1, ("Rule 13p-1" or "the Rule"), under the Securities Exchange Act of 1934, as amended. Rule 13p-1 was adopted by the Securities and Exchange Commission ("SEC"), to implement reporting and disclosure requirements for companies that manufacture or contract to manufacture products containing certain minerals specified in the Rule that are necessary to the functionality or production of those products as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 mandates certain reporting obligations on SEC registrants whose manufactured products contain “Conflict Minerals", defined by the SEC as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which the SEC has currently limited to tin, tantalum, tungsten, and gold (“3TG Minerals”).
If we know or have reason to believe that any of the Conflict Minerals necessary to the functionality or production of our products may have originated in the Democratic Republic of the Congo (the “DRC”) and the adjoining countries (the “Covered Countries”), we must perform due diligence on the source and chain of custody of our Conflict Minerals.
As described in this Report, we are uncertain as to whether any of the 3TG Minerals present in our supply chain originated in the Covered Countries. Therefore, we performed a reasonable country of origin inquiry, ("RCOI"), to determine whether any of the 3TG Minerals in our products originated from the Covered Countries and were not from recycled or scrap sources. Based on the RCOI, we were unable to determine if some of our suppliers sourced 3TG Minerals from Covered Countries, and therefore, proceeded to conduct due diligence on our supplier base. We were not able to definitively determine whether the 3TG Minerals used in our products originated in the Covered Countries, or directly or indirectly financed or benefited any groups involved in armed conflict in the DRC Covered Countries.
Forward looking statements
This Conflict Minerals Report contains forward-looking statements, which are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. These statements include statements regarding our goals for future improvements to our due diligence process and to mitigate the risk about the sourcing of 3TG Minerals. All forward-looking statements involve risk and uncertainty. Risks that may cause these forward-looking statements to be inaccurate include: failure to carry out these plans in a timely manner or at all; lack of cooperation or progress by our suppliers, their respective suppliers and smelters; lack of progress by smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities) or these plans may not be effective. In addition, you should also consider the important factors described in reports and documents that we file from time to time with the SEC, including the factors described under the sections titled “Risk Factors” in the Company’s most recently submitted Quarterly or Annual Reports. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.
Overview
We are a leading digital healthcare company that creates trusted solutions that detect, predict, and prevent disease. Our principal business is the design, development, and commercialization of device-based technology to provide remote cardiac monitoring services that we believe allow clinicians to diagnose certain arrhythmias quicker and with greater efficiency than other services that rely on traditional technology.

Each Zio System combines an FDA-cleared and CE-marked, wire-free, patch-based,14-day wearable biosensor that continuously records ECG data with a proprietary, FDA-cleared, CE-marked cloud-based data analytic software to help physicians monitor patients and diagnose arrhythmias. Since receiving FDA clearance, we have provided the Zio Services to over six million patients and have collected over 1.8 billion hours of curated heartbeat data.
Since first receiving clearance from FDA for our technology in 2009, we have supported physician and patient use of our technology and provided ambulatory cardiac monitoring services from our Medicare-enrolled IDTFs and with our qualified technicians. We have provided our Zio Services using our Zio Systems
We currently manufacture our Zio Systems, including the Zio Monitor System and Zio AT System, in our leased facility in Cypress, California. We do not purchase 3TG Minerals from mines and instead rely on a small number of suppliers who provide us with materials containing these minerals. We rely on these suppliers to assist us with our reasonable country of origin inquiry (“RCOI”) for the minerals contained in the materials which they supply to us.
Our Conflict Minerals Policy
We are concerned about the armed conflict in the DRC region and the related mining and trading of goods from the DRC region and take this into account in our assessment of our supply chain under the Rule. Therefore, we have adopted a policy regarding the supply of 3TG Minerals for products that we manufacture or contract to manufacture. We are committed to compliance with relevant legislation and have implemented appropriate due-diligence processes to meet our obligations. We are committed to sourcing components and materials from companies that share our values around human rights, ethics and environmental responsibility. We expect our suppliers to commit to processes designed to ensure the responsible sourcing of minerals and to establish their own due diligence program to achieve conflict-free supply chains. In the event we determine a supplier to not be conflict free, we will expect the supplier to remediate such matters or consider using alternative suppliers.
Reasonable Country of Origin Inquiry
In accordance with the Rule, we conducted a RCOI for the reporting period from January 1, 2023 to December 31, 2023 to determine whether the 3TG Minerals necessary to the functionality or production of our products was sourced from Covered Countries or are from recycled or scrap sources.
We worked with our relevant suppliers in order to determine whether 3TG Minerals were contained in the components we purchase from them. Our RCOI involved the following steps:
•We requested from each supplier a copy of their conflict minerals statement and/or policy, or any other declarations relating to their sourcing of 3TG Minerals;
•We requested from each supplier a completed Conflict Minerals Reporting Template from the Responsible Minerals Initiative (“CMRT”) which asks for the disclosure of specified information regarding the inclusion of 3TG Minerals in the products supplied to us and the country of origin thereof. The CMRT is a standardized reporting template designed to facilitate the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized. Each CMRT received was evaluated for consistency, completeness, and accuracy; and
•Where further inquiry was needed, we reviewed information available from other public sources regarding the use and country of origin of 3TG Minerals in a supplier’s products.
On February 24, 2022, the United States Department of the Treasury, Office of Foreign Assets Control (“OFAC”) designated Power Resources Ltd., a wholly-owned subsidiary of Otkritie Holding Joint Stock Company, as a Specially Designated National (“SDN”). iRhythm has no direct business with Power Resources Ltd. We are in communication with the direct supplier that listed a smelter by the name of Power Resources Ltd., but with a different address and country than in the SDN listing, on their CMRT to confirm if the smelter actually exists in our supply chain and will continue as necessary to follow-up to have this smelter prudentially removed from our supply chain.

Due Diligence and Determination
Based on responses received, we determined that 3TG Minerals present in certain of our products may have originated in the Covered Countries and may not be from scrap or recycled sources. Of the suppliers surveyed, many completed the Responsible Minerals Initiative (RMI) Reporting Template. Many of our suppliers and their suppliers are not subject to SEC regulation, and therefore, our ability to obtain information responsive to Rule 13p-1 requirements is subject to their cooperation. Of those suppliers who completed the RMI Reporting Template, none were able to represent that 3TG Minerals from the processing facilities they listed had actually been included in components that they supplied to us. Further, based on the information provided by our suppliers, we believe that the facilities that may have been used to process the 3TG Minerals in our products include the smelters and refiners in various countries throughout the world, including but not limited to, the following countries:

Andorra	Estonia	Malaysia	South Africa
Australia	France	Mexico	Spain
Austria	Germany	Netherlands	Sweden
Belgium	India	North Macedonia, Republic of	Switzerland
Bolivia (Plurinational State of)	Indonesia	Peru	Taiwan, Province Of China
Brazil	Italy	Philippines	Thailand
Canada	Japan	Poland	Turkey
Chile	Kazakhstan	Russian Federation	United Arab Emirates
China	Korea, Republic of	Rwanda	United States of America
Czechia	Kyrgyzstan	Singapore	Uzbekistan
Vietnam
We do not have sufficient information to determine with specificity the countries of origin of the 3TG Minerals in our products or whether they are from recycled and scrap sources. The quality of responses we received from our surveyed suppliers continues to be varied. Many of the responses provided by suppliers via the RMI Reporting Template included the names of facilities listed by the suppliers as smelters or refiners. The responses submitted by suppliers that do not list at least one smelter for each 3TG Mineral claimed on the RMI Reporting Template are considered invalid, and we further investigated such responses by urging suppliers to resubmit the form and include smelter information. There are still suppliers that are unable to provide smelters or refiners used for the materials supplied to us.
As certain suppliers are unable to provide us with the information necessary to determine country of origin for 3TG Minerals at the product level, we are unable to make any formal determinations regarding the 3TG Minerals included in our products during the Reporting Period or to provide additional smelter and refinery names and country of origin of 3TG Minerals at this time. While we are unaware of any sourcing of materials from Covered Countries, we will continue to work with our suppliers to obtain smelter information at the product level to, if possible, be able to fully make a determination.
Future Risk Mitigation Efforts
We are committed to complying with the provisions of the Rule and Form SD and expect to continue our efforts to improve our conflict minerals program and related due diligence. Our supply chain management next steps may include, but are not limited to the following:
•engage with suppliers that provided incomplete responses or that did not provide responses for 2023 to help ensure that they provide requested information for 2024;
•continue to build transparency over our supply chain in accordance with Organization for Economic Co-operation and Development, ("OECD") Guidance;
•monitor and encourage the continuing development and progress of traceability measures of suppliers that indicated for 2023 that the source of 3TG Minerals was unknown or not determined;
•continue to refine our 3TG Minerals risk management strategy based on the results of our due diligence on products manufactured and procured in 2023;

•implement a strategy to respond to identified risk, including but not limited to, potential action to be taken against suppliers that do not respond to our requests or do not provide reasonable information to support our due diligence activities;
•further focus on the analysis of supplier responses and maturing the Company’s due diligence efforts and procedures for suppliers that report to source from one or more of the Covered Countries, specifically at the smelter or refiner and component level; and
•engage with suppliers found to be supplying us with 3TG Minerals from sources that support conflict in the Covered Countries to establish an alternative source of 3TG Minerals that does not support such conflict.
Additional Information
This Form SD is publicly available at www.investors.irhythmtech.com as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
We do not have direct relationships with smelters and refiners with respect to conflict minerals and do not perform or direct audits of these entities within our supply chain. We support audits through our reliance upon the RMI process.